                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                (Amendment No. )*

                                 Techlabs, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   87833L 10 3
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87833L 10 3                 13G                     Page 2 of 7 Pages

-------------------------------------------------------------------------------

      1  NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         yesmail.com, inc.

-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]

                                                            (b) [_]

-------------------------------------------------------------------------------
      3  SEC USE ONLY

-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
                                5  SOLE VOTING POWER

       NUMBER OF
        SHARES                     0 shares
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH                   -----------------------------------------------
                                6  SHARED VOTING POWER

                                   842,045 shares
                                -----------------------------------------------
                                7  SOLE DISPOSITIVE POWER

                                    0 shares
                                -----------------------------------------------
                                8  SHARED DISPOSITIVE POWER

                                   842,045 shares
-------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         842,045 shares
-------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                              [_]
-------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.77%
-------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 87833L 10 3                 13G                     Page 3 of 7 Pages

-------------------------------------------------------------------------------

      1  NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         CMGI, Inc.

-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]

                                                            (b) [_]

-------------------------------------------------------------------------------
      3  SEC USE ONLY

-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

-------------------------------------------------------------------------------
                                5  SOLE VOTING POWER

       NUMBER OF
        SHARES                     0 shares
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH                   -----------------------------------------------
                                6  SHARED VOTING POWER

                                   842,045 shares**
                                -----------------------------------------------
                                7  SOLE DISPOSITIVE POWER

                                    0 shares
                                -----------------------------------------------
                                8  SHARED DISPOSITIVE POWER

                                   842,045 shares**
-------------------------------------------------------------------------------
      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         842,045 shares**
-------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                              [_]
-------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.77%
-------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         **CMGI, Inc. disclaims beneficial ownership of 842,045 shares.

CUSIP No. 87833L 10 3                13G                      Page 4 of 7 Pages

Item 1(a).  Name of issuer:

     Techlabs, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     2400 West Cypress Creek Road, Suite 100, Fort Lauterdale, Florida 33309

Item 2(a).  Name of Persons Filing:

     yesmail.com, inc.
     CMGI, Inc.

Item 2(b).    Address of Principal Offices or, if None, Residence:

     yesmail.com, inc.
     222 South Riverside Plaza, Chicago, IL  60606

     CMGI, Inc.
     100 Brickstone Square, Andover, MA  01810

Item 2(c).    Citizenship:

      yesmail.com, inc. and CMGI, Inc. are organized under the laws of the State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock, no par value

Item 2(e).  CUSIP Number:

     87833L 10 3

Item 3.   If the Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a: Not applicable.

     (a)  [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment Company registered under Section 8 of the Investment Company Act.

     (e)  [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 87833L 10 3                13G                      Page 5 of 7 Pages

     (h) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act. A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

         As of December 31, 2000, yesmail.com, inc. beneficially owned 842,045 shares of the common stock of Techlabs, Inc.

         CMGI, Inc. may be attributed with beneficial ownership of the 842,045 shares held by yesmail.com, inc., of which it is the majority stockholder. CMGI, Inc. disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

     (b)  Percent of class:

         10.77%

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:

                Not applicable.

          (ii)  Shared power to vote or direct the vote:

                yesmail.com, inc. has shared voting power over 842,045 shares.

                CMGI, Inc. has shared voting power over the 842,045 shares held by yesmail.com, inc.

          (iii) Sole power to dispose or to direct the disposition of:

                Not applicable.

          (iv)  Shared power to dispose or to direct the disposition of:

                yesmail.com, inc. has shared dispositive power over 842,045 shares.

                CMGI, Inc. has shared dispositive power over the 842,045 shares held by yesmail.com, inc.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

CUSIP No. 87833L 10 3                 13G                      Page 6 of 7 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87833L 10 3                 13G                      Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           yesmail.com, inc.

February 14, 2001                          /S/ Andrew J. Hajducky III
-------------------                        ------------------------------------
(Date)                                     By:  Andrew J. Hajducky III
                                           Its: Chief Financial Officer and
                                           Treasurer




                                           CMGI, INC.

February 14, 2001                          /S/ Andrew J. Hajducky III
-------------------                        ------------------------------------
(Date)                                     By:  Andrew J. Hajducky III
                                           Its: Executive Vice President, Chief
                                                Financial Officer and Treasurer

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of TECHLABS, INC. or any subsequent acquisitions or dispositions of equity securities of TECHLABS, INC. by any of the undersigned.

DATED: FEBRUARY 14, 2001


                                           yesmail.com, inc.

                                           /S/ Andrew J. Hajducky III
                                           ------------------------------------
                                           By:  Andrew J. Hajducky III
                                           Its: Chief Financial Officer and
                                           Treasurer



                                           CMGI, Inc.

                                           /S/  Andrew J. Hajducky III
                                           ------------------------------------
                                           By:  Andrew J. Hajducky III
                                           Its: Executive Vice President, Chief
                                                Financial Officer and Treasurer